Exhibit 99.79

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

March 24, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on March 24, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 917-242-6549

E: michelamar@me.com

Item 9	Date of Report

March 24, 2021

SCHEDULE “A”

DIGIHOST ACQUIRES 60 MW POWER PLANT

INCREASING HASHRATE CAPACITY TO 3 EH

Toronto, March 24, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has signed a binding agreement (the “Agreement”) for the purchase of a 60 MW power plant (“Digifactory1”) located in the State of New York, bringing the Company’s total power capacity to approximately 102 MW. The Company’s ability to generate its own power will significantly reduce electricity costs, the Company’s largest operating expense for its cryptocurrency mining operations. It is estimated that with the acquisition of Digifactory1, the all-in cost of electricity will be reduced to under US$0.03 per kw/h.

To the extent possible, the Company intends to source and utilize renewable natural gas for the operations of Digifactory1 and also engage in the practice of acquiring renewable energy certificates, all in line with the Company’s objective to mitigate its carbon footprint. Digifactory1 will have the capacity to operate an additional 18,000 top tier Bitcoin miners, which if added to the existing fleet of 11,500 miners already in operation, would combine for a total Bitcoin mining capacity of approximately 400 Bitcoins per month as of today’s mining difficulty factor. Additionally, the expanded capacity would allow for a potential increase to the existing hashrate of 190 PH to up to 3 EH. This substantial increase in both Bitcoin mining output capacity and hashrate would be the direct result of potentially adding up to 18,000 latest generation Bitcoin miners, versus the current operating mix of 11,500 older and newer version Bitcoin miners.

Under the terms of the Agreement, the Company will pay to the vendor cash consideration of US$3,500,000 and issue to the vendor 437,318 common shares of the Company with a deemed value of US$750,000 (US$1.72 per share).

Alec Amar, the Company’s President stated: “We are extremely excited to have achieved this milestone in the evolution of our Company. Vertical integration is a fundamental aspect of our business model, which will enable us to maximize Bitcoin mining efficiency and continuing to create sustainable value for our shareholders. The addition of Digifactory1 will further reduce the electricity costs of our already efficient operations, and will also provide additional capacity to operate a new fleet of top tier Bitcoin miners.”

The transaction is expected to close within ninety days subject to TSX Venture Exchange and all required regulatory approvals. The securities issuable in connection therewith will be subject to a statutory four month and a day hold period. Further announcements will be made on the status of the transaction and closing.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently mining approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations as a result of the acquisition of Digifactory1, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete the acquisition of Digifactory1 on the terms as announced or at all; the ability to successfully integrate the acquisition of Digifactory1 on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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